UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

SumTotal Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

866615107 (CUSIP Number)

March 18, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and fo(r any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 866615107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Norwest Venture Partners VI, LP Tax Identification No. 41-1893240
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,917,286
6. Shared Voting Power 0
7. Sole Dispositive Power 1,917,286
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,917,286
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.3%
12.	Type of Reporting Person (See Instructions) PN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Norwest Venture Partners VI, LP that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934 as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of its pecuniary interest.

CUSIP No. 866615107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Itasca VC Partners VI, LLP Tax Identification No. 41-1893243
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,917,286
6. Shared Voting Power 0
7. Sole Dispositive Power 1,917,286
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,917,286
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.3%
12.	Type of Reporting Person (See Instructions) PN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Itasca VC Partners VI, LLP that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934 as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of its pecuniary interest.

CUSIP No. 866615107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). George J. Still, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 824 shares
6. Shared Voting Power 1,917,286
7. Sole Dispositive Power 824 shares
8. Shared Dispositive Power 1,917,286

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,918,110
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.3%
12.	Type of Reporting Person (See Instructions) IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by George J. Still, Jr., that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934 as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

CUSIP No. 866615107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John P. Whaley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 823
6. Shared Voting Power 1,917,286
7. Sole Dispositive Power 823
8. Shared Dispositive Power 1,917,286

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,918,109
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.3%
12.	Type of Reporting Person (See Instructions) IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by John P. Whaley that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934 as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

CUSIP No. 866615107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Promod Haque
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 824
6. Shared Voting Power 1,917,286
7. Sole Dispositive Power 824
8. Shared Dispositive Power 1,917,286

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,918,110
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.3%
12.	Type of Reporting Person (See Instructions) IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Promod Haque that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934 as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.             )

Item 1.	(a)	Name of Issuer:

SumTotal Systems, Inc.

Item 1.	(b)	Address of Issuer’s Principal Executive Offices

2444 Charleston Road Mountain View, CA 94043

Item 2.	(a)	Name of Person Filing:

1. Norwest Venture Partners VI, LP 2. Itasca VC Partners VI, LLP 3. George J. Still, Jr. 4. John P. Whaley 5. Promod Haque

Item 2.	(b)	Address of Principal Business Office or, if none, Residence:

1. Norwest Venture Partners VI, LP 525 University Avenue, Suite 800 Palo Alto, CA 94301

2. Itasca VC Partners VI, LLP 525 University Avenue, Suite 800 Palo Alto, CA 94301

\		3. George J. Still, Jr. c/o Norwest Venture Partners 525 University Avenue, Suite 800 Palo Alto, CA 94301

4. John P. Whaley 3600 IDS Center 80 South Eighth Street Minneapolis, MN 55402

5. Promod Haque c/o Norwest Venture Partners 525 University Avenue, Suite 800 Palo Alto, CA 94301

This statement is filed by Norwest Venture Partners VI, LP on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Venture Partners VI, LP is a Minnesota limited partnership. Itasca VC Partners VI, LLP, a Minnesota limited liability partnership, is the general partner of Norwest Venture Partners VI, LP. George J. Still, Jr. and Promod Haque are the managing partners and John P. Whaley is the managing administrative partner of Itasca VC Partners VI, LP.

Item 2.	(c)	Citizenship:

1.      Norwest Venture Partners VI, LP: Minnesota limited partnership

2.      Itasca VC Partners VI, LLP: Minnesota limited liability partnership

3.      George J. Still, Jr.: United States

4.      John P. Whaley: United States

5.      Promod Haque: United States

Item 2.	(d)	Title of Class of Securities:

Common Stock

Item 2.	(e)	CUSIP Number:

866615107

Item 3.		Not Applicable

Item 4.		Ownership:

(1)    Norwest Venture Partners VI, LP (“NVP VI”): At March 18, 2004 and December 31, 2004, NVP VI owned of record 1,917,286 shares of common stock. This amount represents 9.3% of the Issuer’s total shares of common stock outstanding. NVP VI has no rights to acquire additional shares through the exercise of options or otherwise.

(2)    Itasca VC Partners VI, LLP (“Itasca VC VI”): At March 18, 2004 and December 31, 2004, Itasca VC VI owned 1,917,286 shares of common stock by virtue of its status as the general partner of NVP VI, the record owner of such shares. This amount represents 9.3% of the Issuer’s total shares of common stock outstanding.

(3)    George J. Still, Jr.: At March 18, 2004 and December 31, 2004, George J. Still, Jr. was deemed to own 1,918,110 shares of common stock, which includes 1,917,286 shares of common stock that he may be deemed to beneficially own by virtue of his status as a managing partner of Itasca VC VI, the general partner of NVP VI, the record owner of such shares as well as an additional 824 shares held in his individual capacity. This amount represents 9.3% of the Issuer’s total shares of common stock outstanding.

(4)    John P. Whaley: At March 18, 2004 and December 31, 2004, John P. Whaley was deemed to own 1,918,109 shares of common stock, which includes 1,917,286 shares of common stock that he may be deemed to beneficially own by virtue of his status as the managing administrative partner of Itasca VC VI, the general partner of NVP VI, the record owner of such shares, and also includes an additional 823 shares held in his individual capacity. This amount represents 9.3% of the Issuer’s total shares of common stock outstanding.

(5)    Promod Haque: At March 18, 2004 and December 31, 2004, Promod Haque was deemed to own 1,918,110 shares of common stock, which includes 1,917,286 shares of common stock that he may be deemed to beneficially own by virtue of his status as a managing partner of Itasca VC VI, the general partner of NVP VI, the record owner of such shares, as well as an additional 824 shares held in his individual capacity. This amount represents 9.3% of the Issuer’s total shares of common stock outstanding.

Item 5.		Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 14, 2005

NORWEST VENTURE PARTNERS, VI, LP

By ITASCA VC PARTNERS VI, LLP, as general partner

By:	/S/ JOHN P. WHALEY
John P. Whaley, As Managing Administrative Partner

AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Norwest Venture Partners VI, LP on its own behalf and on behalf of (a) Itasca VC Partners VI, LLP, a Minnesota limited liability partnership whose general partners are Promod Haque and George J. Still, Jr. and whose managing administrative partner is John P. Whaley and (b) on behalf of John P. Whaley, Promod Haque, and George J. Still, Jr., in their individual capacities.

Dated: February 14, 2005

NORWEST VENTURE PARTNERS VI, LP

By ITASCA VC PARTNERS VI, LLP

/S/ JOHN P. WHALEY
John P. Whaley, As Managing Administrative Partner

ITASCA VC PARTNERS VI, LLP

/S/ JOHN P. WHALEY
John P. Whaley, As Managing Administrative Partner

/S/ JOHN P. WHALEY
John P. Whaley

/S/ JOHN P. WHALEY
John P. Whaley, Attorney-in-Fact for Promod Haque

/S/ JOHN P. WHALEY
John P. Whaley, Attorney-in-Fact for George J. Still, Jr.